FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated June 19, 2001 announcing co-operation between STMicroelectronics and Alenia Spazio in Interactive Digital Broadband Satellite Networks.


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[STMicroelectronics Logo]                                   [Alenia Spazio Logo]

PR No. T1038P

         STMicroelectronics and Alenia Spazio Announce Co-operation in
                Interactive Digital Broadband Satellite Networks

         Single dish will enable TV reception, Interactive TV services and Internet access

Paris, June 19, 2001 - Alenia Spazio, one of the world's leading suppliers of satellite systems, and STMicroelectronics (NYSE: STM), a world leader in supplying system-on-chip semiconductor solutions for set-top boxes (STB) and digital TV, today announced an agreement to co-operate in the field of interactive broadband satellite networks for multimedia applications with the aim of providing cost-optimized turnkey solutions to operators and service providers. Under the terms of the agreement, ST will become a partner in Alenia's EuroSkyWay project, presently under development within the ESA (European Space Agency) Artes 3 program, which aims to provide a new generation of satellites for Internet and Interactive TV services.

In particular, Alenia Spazio will be the satellite network architect and ST will be responsible for the design and development of the satellite's user platform, including the critical PHY (physical) and MAC (Media Access Control) chips. Based on a programmable approach, the user platform will be optimized according to the DVB RCS (Digital Video Broadcasting Return Channel System) standard while maintaining compatibility with the EuroSkyWay system and future evolving specifications. The two companies will also co-operate in the further development of their existing 8PSK (8-Phase Shift Keying) Turbo Code* advanced modulation techniques as well as in the development of reduced cost ODUs (Out-Door Unit).

EuroSkyWay's technology, based on Ka-band (20-30 GHz) and On-Board Processing, is optimized for the provision of services for both the professional and consumer markets and offers higher quality than traditional satellites that act simply as repeaters for terrestrial stations. This new generation technology has already been qualified through the SkyplexNet system, the first system using an on-board processed payload in the world, fully operational on the Eutelsat Hot Bird 5 Satellite. The user platform (both stand alone satellite modem or set-top box) that will be developed by Alenia and ST will allow the user to receive Ku-band TV programs and to receive and transmit multimedia content in the Ka-band by using a single dish.

"The complementary strengths that Alenia Spazio and ST bring to this co-operation will allow us to design and implement innovative solutions based on the state-of-the-art digital technologies for the whole transmission/reception chain. This `end to end approach' is essential to guarantee a high quality product for the new generation of digital satellites, where the design of the space and ground components are strictly connected," said Giuseppe Viriglio, CEO of Alenia Spazio.

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"Through this partnership with Alenia, ST is now able to address the needs of the whole `satellite system chain' from the set-top box to the out-door unit and the satellite in the sky. This relationship reinforces ST's position as the number one system-on-chip provider for satellite broadband communications, and now, in addition to continually improving the technology within the set-top box, ST is addressing the out-door unit," said Philippe Geyres, Corporate Vice President and General Manager of ST's Consumer and Microcontroller Groups.

The first EuroSkyWay satellite is expected to be ready for a launch by the end of 2003. With an initial throughput of 1 Gbps, it will allow service providers and operators to exploit new services based on the convergence between TV and Internet, for which satellites will play a major role in the near future. The two companies plan to produce the first STB prototype by the end of this year and expect that products will be ready for volume production after a further year of validation and optimization activities.

About Alenia Spazio
Alenia Spazio is the major Italian space company; its capabilities and experience make it one of the leaders in Europe and it has contributed to the construction of over 200 satellites. The company is active in four high technology areas: telecommunications, remote sensing, orbital infrastructures and scientific satellites. Alenia Spazio also controls three companies: Laben, specialised in the design and construction of data handling systems, instruments and payloads; SSI, active in the preparation and marketing of space software; QWS for the supply of supercomputer systems and solutions for parallel computing. Further information on Alenia Spazio can be found at www.aleniaspazio.com.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

For further information, please contact:

At Alenia Spazio
Viviana Panaccia
Head of Communications
Tel: + 39.6.41514130
Fax: + 39.6.41514252

At STMicroelectronics

Maria Grazia Prestini                    Benoit de Leusse
Corporate Press Relations Manager        Investor Relations Manager Europe
Tel. +39.039.603.59.01                   Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                   Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com              benoit.de-leusse@st.com

Morgen-Walke Europe for ST
Lorie Lichtlen                           Jean-Benoit Roquette
Media Relations                          Investor Relations
Tel. +33.1.47.03.68.10                   Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                   jbroquette@mweurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer